March 8, 2005

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	SI Technologies, Inc.
Schedule 14A filed January 26, 2005

Ladies and Gentlemen:

On behalf of SI Technologies, Inc., a Delaware corporation (the “Company”), in connection with your letter dated February 18, 2005, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do no foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff actions as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ HOWARD GEORGE
Howard George Chief Financial Officer SI Technologies, Inc.

cc:	Jennifer Hardy
Alan Spatz